Exhibit 99.11

Cresco Labs Announces Record Fourth Quarter & Full Year 2019 Results With Revenue Growth of 144% Year-over-Year and 14% Quarter-Over-Quarter and Pre-Announces First Quarter 2020 Revenue

Conference Call with Investors and Analysts to be Held at 5:00 p.m. Eastern Time Today

CHICAGO—(BUSINESS WIRE)—April 27, 2020—Cresco Labs Inc. (CSE: CL) (OTCQX:

CRLBF) (FSE: 6CQ) (“Cresco” or the “Company”) one of the largest vertically integrated multistate cannabis operators in the United States, today released its unaudited financial results for the fourth quarter ending December 31, 2019. All financial information presented in this release is in U.S. dollars, unless otherwise noted.

Management Commentary

Charlie Bachtell, Co-founder and CEO of Cresco Labs stated, “2019 was a pivotal year for Cresco, as we achieved several major milestones that will have a profound impact on the future success of both our organization and the industry. Throughout the year, we diligently executed the plan laid out for shareholders, delivering strong financial and operational performance and setting the foundation for profitable growth in 2020. We have continued to act as stewards of this industry, successfully leading efforts that resulted in the passage of adult-use legislation in Illinois, and worked side by side with our state administrations to help cannabis achieve ‘essential’ status amid the COVID-19 pandemic. Backed by a strong balance sheet and a world-class leadership team, I am confident in our ability to manage through the current COVID-19 crisis and know that we will emerge from it as a stronger, more profitable company.”

Mr. Bachtell continued, “Our vision is to be the most important company in this industry, while generating sustainable, industry-leading returns on invested capital. Based on evidence from other mature consumer product industries, the highest long-term returns will go to companies that: have a strategic geographic footprint; are dominant players in their chosen markets; own a durable and differentiated brand portfolio; and have the distribution expertise and infrastructure to get those brands onto third-party shelves efficiently. This is Cresco’s strategy. The success we have had in Illinois and Pennsylvania already has proven that we are following the right plan – going deep and focusing on getting our brand portfolio onto third-party shelves. Building on our success last year, in 2020 we are focused on: expanding our market-leading position in Illinois and Pennsylvania; integrating our newest assets and turning California into a center of profitable growth; and building a scalable foundation in other important states. By achieving success in these focus areas, we expect to transition the Company from Adjusted EBITDA positive to cashflow positive progressively through the year.”

Financial Highlights and Subsequent Events

Revenue

•	Fourth quarter 2019, revenue of $41.4 million, up 144% year-over-year and 14% quarter-over-quarter.

•	Total 2019, revenue of $128.5 million, up 197% year-over-year.

•	Fourth quarter 2019, pro forma revenue[1] of $56.0 million, which includes CannaRoyalty Corp. d.b.a. Origin House and minority investments.

•	First quarter 2020, estimated revenue of $66.5 million, up 216% year-over-year and 61% quarter-over-quarter.

Adjusted EBITDA

•	Fourth quarter 2019, Adjusted EBITDA[2], excluding the impact of biological assets, of $2.9 million compared to $(0.3) million in the prior-year period.

Net (Loss) Income

•	Fourth quarter net loss[3] of $45.2 million compared to net loss of $4.4 million in the prior-year period.

•

Fourth quarter 2019 financial results included acquisition and other non-core costs of $7.2 million, $4.1 million related to share-based incentive compensation, $3.4 million in expansion, relaunch and rebranding costs and $1.3 million fair value mark-up on acquired inventory.

Balance Sheet

•	As of December 31, 2019, the Company had total assets of $616.6 million, including cash and cash equivalents of $49.1 million.

Capital Markets

•	On December 12, 2019, the Company announced the closing of a sale-and-leaseback agreement for its Lincoln, Illinois cultivation facility to GreenAcreage Real Estate Corp. for $50 million.

•

On January 8, 2020, the Company announced the closing of its acquisition of Origin House, which provides Cresco with substantial California wholesale distribution and a premium indoor cultivation footprint. Prior to the closing of the transaction, Origin House completed a non-brokered financing for aggregate gross proceeds of C$39.7 million (approximately US$30 million) to strengthen the balance sheet of the combined company.

•	On January 28, 2020, the Company announced the closing of a sale-and-leaseback agreement for its Yellow Springs, Ohio property for total non-dilutive funding of $12 million.

•

On February 2, 2020, the Company announced the closing of a non-brokered credit agreement for a senior secured term loan in an initial aggregate principal amount of $100 million, with a mutual option to increase the size of the facility to a maximum of $200 million.

•

On February 7, 2020, the Company announced the legal close and cash funding for its acquisition of Hope Heal Health, Inc. (“HHH”) after receiving regulatory approval for change in ownership. The legal close of Cresco’s acquisition coincided with the launch of recreational cannabis sales at the HHH dispensary.

•	On April 23, 2020, the Company announced the closing of a sale-and-leaseback agreement for its Marshall, Michigan property for total non-dilutive funding of $16 million.

•

On April 27, 2020, the Company announced the termination of the purchase agreement to purchase all outstanding equity of Tryke Companies, LLC as its capital allocation strategy has adapted given several recent changing dynamics.

Operations

•	On November 6, 2019, the Company announced the launch of its industry-defining Community Impact Incubator Program, part of its SEED initiative.

•

On December 17, 2019, the Company announced that it won the U.S. Cannabis Company Game Changer Award at the inaugural MJBizDaily Awards in Las Vegas, which recognized the organization that displayed excellence and the greatest impact in the U.S. cannabis industry.

•	On December 30, 2019, the Company announced the opening of its first five Sunnyside branded dispensaries in Lakeview, Elmwood Park, Champaign, Buffalo Grove and Rockford, IL.

•

On January 1, 2020, the Company announced the first sale under Illinois new adult-use cannabis legislation at its Sunnyside Lakeview dispensary. Among the first customers were two participants of Cresco’s SEED initiative and Illinois Lt. Gov. Juliana Stratton.

•

On February 27, 2020, the Company announced the conversion of four dispensaries to Cresco’s nationwide retail brand, Sunnyside, in the Williamsburg neighborhood in Brooklyn, Huntington Station, New Hartford and Bardonia, NY. In addition, it launched a home delivery service for medical cannabis patients in the New Hartford area of New York.

•	On April 6, 2020, the Company announced that it had been granted final approval to open the first adult-use dispensary in downtown Chicago.

•

On April 8, 2020, the Company announced additions to its senior leadership teams, Cresco continues to build on its industry-leading management team with additions that have deep financial industry roots from both top CPG companies and from traditional industries that have experienced rapid growth.

COVID – 19

•

On March 19, 2020, the Company provided an update on its response to COVID-19. The Company continues to operate all of its dispensaries with expanded hours using curbside pickup, online ordering, and delivery to ensure social distancing.

•

On April 13, 2020, the Company announced an initiative to expand local hiring of workers displaced by COVID-19. In addition, the Company announced it is providing free meals to employees to ensure employee wellness and safety, as well as to support local restaurants.

Financial Results for the Fourth Quarter Ended December 31, 2019 (Unaudited)

Revenue for the fourth quarter of 2019 was $41.4 million, an increase of 144% compared to revenue of $17.0 million for the fourth quarter of 2018. The increase in revenue was driven by expansion into new markets and continued growth in the states where the Company operates. Fourth quarter 2019 revenue increased 14% compared to $36.2 million for the third quarter of 2019, primarily driven by higher revenue generated in Pennsylvania, Illinois and Arizona as well as the additional revenue from its Valley Ag and HHH acquisitions which are included in the Company’s results starting in October 2019. On a pro forma basis, revenue for the fourth quarter of 2019 increased incrementally from the third quarter of 2019 to $56.0 million, which includes the impact of pending acquisitions and minority investments.

Operational gross profit4, before the impact of biological assets accounting was $21.2 million, or 51% of revenues, an increase of 176% compared to operational gross profit of $7.7 million, or 45% of revenues, for the fourth quarter of 2018. Fourth quarter 2019 operational gross profit increased 24% compared to $17.1 million, or 47% of revenues, for the third quarter of 2019. The change in operational gross profit margin was driven by increased sales and operational efficiencies in the Company’s established markets offset by the impact of emerging and recently acquired businesses where the Company is focused on footprint expansion and relaunching of Cresco-branded products. The Company expects to see higher margins in these developing markets as operations continue to scale.

Total expenses for the fourth quarter of 2019 were $33.5 million, compared to $18.6 million for the prior-year period. Total expenses in the fourth quarter of 2019 included $7.2 million in acquisition and other non-core costs, $4.2 million in expenses related to share-based incentive compensation and $1.4 million of depreciation and amortization. The balance of the increase represents investments made in talent and operational infrastructure to support the Company’s continued revenue growth.

Net loss for the fourth quarter for 2019 was $45.2 million, compared to net loss of $4.4 million for the prior-year period. Current period net loss included income tax expense of $4.3 million.

Adjusted EBITDA, excluding the net impact of the fair value of biological assets, for the fourth quarter of 2019 was $2.9 million compared with $(0.3) million for the prior-year period.

Balance Sheet and Liquidity

As of December 31, 2019, the Company had total assets of $616.6 million, including cash and cash equivalents of $49.1 million. Use of cash in the fourth quarter of 2019 included significant investments in the expansion of cultivation, processing and retail facilities in the Company’s existing markets as well as funding provided for our current and pending acquisitions.

Total shares on a fully converted and diluted basis5 were 307,729,000 as of December 31, 2019.

Conference Call and Webcast

The Company will hold a conference call and webcast to discuss its financial results and provide investors with key business highlights on Monday, April 27, 2020 at 5pm Eastern Time (4pm Central Time). The conference call may be accessed via webcast or by dialing 866-688-4235 (409-216-0711 for international callers) and entering conference ID 8155158. Archived access to the webcast will be available for one year on Cresco’s investor relations website.

Consolidated Financial Statements

The financial information reported in this news release is based on unaudited management prepared financial statements for the three months and year ended December 31, 2019. The Company will file its consolidated financial statements on SEDAR by April 29, 2020. Accordingly, such financial information may be subject to change. All financial information contained in this news release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2018, previously filed on SEDAR.

Cresco references certain non-IFRS financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-IFRS Financial Measures” section at the end of this press release for more detailed information.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS. The Company has also provided unaudited pro forma financial information, which assumes that closed and pending mergers and acquisitions in 2019 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2019. This measure also includes revenue for certain pending or completed minority investments, for which revenue is not consolidated under IFRS rules. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

1 Pro forma revenue and comparative period reflect the results of acquisitions and minority investments closed and with definitive agreements as of the beginning of the year in which the closing or definitive agreement occurred.

2 See “Non-IFRS Financial Measures” at the end of this press release for more information regarding the Company’s use of non-IFRS financial measures.

3 Net (loss) income includes amounts attributable to non-controlling interests.

4 See “Non-IFRS Financial Measures” at the end of this press release for more information regarding the Company’s use of non-IFRS financial measures.

5 Total diluted share count is calculated using total outstanding subordinate voting shares, proportionate voting shares, redeemable LLC units, options, restricted stock units, warrants and contingent shares as of December 31, 2019. This share count does not include shares issuable in pending or future acquisitions.

Cresco Labs Inc.

Unaudited Financial Information and Non-IFRS Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Three Months and Years Ended December 31, 2019 and 2018

	For the Three Months Ended December 31		For the Years Ended December 31
($ in thousands)	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Audited)
Revenue	$41,382	$16,957	$128,534	$43,252
Cost of Sales – Production Costs	(27,676)	(10,748)	(82,904)	(28,218)

Gross Profit Before Fair Value Adjustments	13,706	6,209	45,630	15,034
Realized Changes in Fair Value of Inventory Sold	(34,657)	(9,594)	(91,080)	(27,180)
Unrealized Gain on Changes in Fair Value of Biological
Assets	28,601	19,607	109,531	52,563

Gross Profit	7,650	16,222	64,081	40,417
GP%	18.5%	95.7%	49.9%	93.4%
Expenses:
Selling, General and Administrative	32,166	18,205	94,118	34,780
Depreciation and Amortization	1,361	409	4,219	692

Total Expenses	33,527	18,614	98,337	35,472
(Loss) Gain from Operations	(25,877)	(2,392)	(34,256)	4,945

Other (Expense) Income:
Interest (Expense) Income, Net	(4,275)	110	(7,875)	89
Other (Expense) Income, Net	(10,606)	2,233	(8,647)	2,781
(Loss) Income from Investment in Associate	(170)	10	(63)	(348)

Total Other (Expense) Income, Net	(15,051)	2,353	(16,585)	2,522

(Loss) Income Before Income Taxes	(40,928)	(39)	(50,841)	7,467
Income Tax Expense	(4,288)	(4,374)	(14,461)	(4,374)
Net (Loss) Income [1]

	$(45,216)	$(4,413)	$(65,302)	$3,093

[1]	Net (loss) income includes amounts attributable to non-controlling interest.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

	12/31/2019	12/31/2018
($ in thousands)	(Unaudited)	(Audited)
Cash and Cash Equivalents	$49,102	$131,302
Other Current Assets	110,236	61,402
Property and Equipment, Net	155,839	39,721
Intangible Assets, Net	94,206	25,464
Goodwill	137,719	51,146
Other Long-Term Assets	69,452	9,076

Total Assets	$616,554	$318,111

Total Current Liabilities	$150,169	$25,230
Total Long-Term Liabilities	143,762	9,900
Total Shareholders’ Equity	322,623	282,981

Total Liabilities and Shareholders’ Equity	$616,554	$318,111

Cresco Labs Inc.

Unaudited Revenue and Gross Profit Metrics

For the Three and Twelve Months Ended December 31, 2019 and 2018

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
($ in thousands)	2019	2018	2019	2018
Revenue	$41,382	$16,957	$128,534	$43,252
Cost of Sales - Production Costs[1]	(27,676)	(10,748)	(82,904)	(28,218)
Realized Changes in Fair Value of Inventory Sold	(34,657)	(9,594)	(91,080)	(27,180)
Unrealized Gain on Changes in Fair Value of Biological
Assets	28,601	19,607	109,531	52,563

Gross Profit	$7,650	$16,222	$64,081	$40,417

Cultivation Costs Expensed Under IAS 41[2]	2,807	1,465	8,837	3,858
Net Impact of Fair Value of Biological Assets	6,056	(10,013)	(18,451)	(25,383)
Expansion, Relaunch and Rebranding Costs[3]	3,380	—	6,259	—
Fair Value Mark-up for Acquired Inventory	1,273	—	1,273	—

Operational Gross Profit (Non-IFRS)	$21,166	$7,674	$61,999	$18,892

Operational Gross Profit % (Non-IFRS)	51.1%	45.3%	48.2%	43.7%

[1]	Production (manufacturing, processing and cultivation) costs related to products sold during the period.
[2]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.
[3]	Costs related to non-core third-party product costs and samples/discounts to expand footprint and relaunch in certain markets.

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

For the Three and Twelve Months Ended December 31, 2019 and 2018

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
($ in thousands)	2019	2018	2019	2018
Net (Loss) Income[1]
	$(45,216)	$(4,413)	$(65,302)	$3,093
Depreciation and Amortization	3,925	381	11,911	1,552
Other Expense (Income), Net	10,606	(2,233)	8,647	(2,781)
Interest Expense (Income), Net	4,275	(110)	7,875	(89)
Loss (Income) from Investment in Associate	170	(10)	63	348
Income Tax Expense	4,288	4,374	14,461	4,374

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) (Non-IFRS)	$(21,952)	$(2,011)	$(22,345)	$6,497

Expansion, Relaunch and Rebranding Costs[2]	3,380	—	6,259	—
Fair Value Mark-up for Acquired Inventory	1,273	—	1,273	—
Cultivation Costs Expensed Under IAS 41[3]	2,807	1,465	8,837	3,858
Acquisition and Other Non-Core Costs	7,179	7,056	17,549	7,525
Management Incentive Compensation (Share-Based)	4,122	3,227	14,867	10,464

Adjusted EBITDA (Non-IFRS)	$(3,191)	$9,737	$26,440	$28,344

Net Impact of Fair Value of Biological Assets	6,056	(10,013)	(18,451)	(25,383)

Adjusted EBITDA (non-IFRS), Net of Impact of Biological Assets	$2,865	$(276)	$7,989	$2,961

[1]	Net (loss) income includes amounts attributable to non-controlling interest.
[2]	Costs related to non-core third-party product costs and samples/discounts to expand footprint and relaunch in certain markets.
[3]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Aaron Miles, Cresco Labs

Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries

312-929-0993

info@crescolabs.com